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Asia Pacific Bangkok Beijing	August 6, 2008 Mr. Robert Telewicz	Stephen J. Schrader Tel: +1 415 576 3028 stephen.j.schrader@bakernet.com
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Washington, DC

Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

RE:      Essex Property Trust, Inc.
            File No. 001-13106
            Form 10-K for Fiscal Year Ended
            December 31, 2007
            Form 10-Q for the Quarterly Period Ended
            March 31, 2008
            Definitive Proxy on Schedule 14A

Dear Mr. Telewicz:

We represent Essex Property Trust, Inc. (“Essex”).  With respect to the SEC Staff’s comment letter, dated July 29, 2008, regarding the above filings, Essex plans to respond to the Staff’s letter by or before September 2, 2008.  Please let me know if there is any problem with this schedule.  Thank you for your assistance.

Sincerely,

/s/  Stephen J. Schrader

Stephen J. Schrader

SJS/lb

cc:           Michael T. Dance, Essex Property Trust, Inc.

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